NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
THIS DEBENTURE DOES NOT REQUIRE PHYSICAL SURRENDER OF THE DEBENTURE IN THE EVENT OF A PARTIAL REDEMPTION OR CONVERSION. AS A RESULT, FOLLOWING ANY CONVERSION OF ANY PORTION OF THIS DEBENTURE, THE OUTSTANDING PRINCIPAL AMOUNT REPRESENTED BY THIS DEBENTURE MAY BE LESS THAN THE PRINCIPAL AMOUNT AND ACCRUED INTEREST SET FORTH BELOW.
THE SECURITIES ISSUABLE UPON EXERCISE OR CONVERSION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE AMERICAN STOCK EXCHANGE AND THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGES SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE AMERICAN STOCK EXCHANGE OR THE TORONTO STOCK EXCHANGE.
SECTION 2.5 OF NATIONAL INSTRUMENT 45-102 — RESALE OF SECURITIES — REQUIRES THE INCLUSION OF THE FOLLOWING LEGEND ON THE CERTIFICATE: UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE SEPTEMBER 10, 2008.
8% SUBORDINATED CONVERTIBLE DEBENTURE DUE MAY 9, 2013
OF
INTEROIL CORPORATION

Debenture No.:	Original Principal Amount: U.S. $[ ]
Original Issuance Date: May 9, 2008	New York, New York
     This Debenture (“Debenture”) is one of a duly authorized issue of debentures of INTEROIL CORPORATION, a corporation duly organized and existing under the laws of the Yukon Territory, Canada (the “Company”), designated as the Company’s 8% Subordinated Convertible Debentures Due May 9, 2013 (“Maturity Date”) in an aggregate principal amount (when taken together with the original principal amounts of all other Debentures) which does not exceed one hundred million U.S. Dollars (U.S.$100,000,000) (the “Debentures”). All references herein to “$” or “dollars” shall refer to U.S. dollars.
     For Value Received, the Company hereby promises to pay to the order of ___or its registered assigns or successors-in-interest (“Holder”) the initial principal sum of [AMOUNT] (U.S.$___) (the “Initial Principal Amount”) together with all accrued but unpaid interest thereon, if any, when due, whether upon the Maturity Date or upon acceleration, redemption or otherwise (in each case in accordance with the terms hereof) to the extent such principal amount and interest has not been converted into the Company’s Common Shares, no par value (the “Common Shares”), in accordance with the terms hereof. Interest on the unpaid principal balance hereof shall accrue at the rate of 8% per annum from the original date of issuance, May 9, 2008 (the “Issuance Date”), until the same becomes due and payable on the Maturity Date, on any Interest Payment Date (as defined below), or such earlier date upon acceleration or by conversion or redemption in accordance with the terms hereof or of the other Transaction Documents. Interest on this Debenture shall accrue daily commencing on the Issuance Date, shall be compounded quarterly and shall be computed on the basis of a 360-day year, 30-day months and actual days elapsed and shall be payable in accordance with Section 1 hereof. This Debenture may not be prepaid, in whole or in part, without the consent of the Holder.
     Except as provided in Section 1 below, all payments of principal and interest on this Debenture shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Debenture or by Company check. This Debenture may not be prepaid in whole or in part except as otherwise provided herein or in the Transaction Documents. Whenever any amount expressed to be due by the terms of this Debenture is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day.
     Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Securities Purchase Agreement dated as of May 9, 2008 pursuant to which the Debentures were originally issued (the “Purchase Agreement”). For purposes hereof the following terms shall have the meanings ascribed to them below:
     “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
     “Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York are authorized or required by law or executive order to remain closed.
     “Change in Control Transaction” will be deemed to exist if (i) there occurs any consolidation, merger or other business combination of the Company with or into any other corporation or other Person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in any of such events the existing voting stockholders of the Company immediately prior to such event cease to own more than 50% of the voting stock, or corresponding voting equity interests, of the surviving corporation after such event (including without limitation any “going private” transaction), (ii) any Person together with its affiliates and associates beneficially owns or is deemed to beneficially own in excess of 50% of the Company’s voting power, (iii) there is a replacement of more than one-half of the members of the Company’s Board of Directors which is not approved by those individuals who are members of or nominated by the Company’s Board of Directors or a subcommittee of the Company’s Board of Directors, (iv) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of the Company, determined on a consolidated basis, or (v) a transaction occurs as a result of which the Common Shares ceases to be listed one of the American Stock Exchange, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (or such successor national markets).
     “Conversion Ratio” means, at any time, a fraction, of which the numerator is the entire outstanding Principal Amount of this Debenture (or such portion thereof that is being redeemed or repurchased), and of which the denominator is the Conversion Price.
     “Conversion Price” shall equal U.S.$25.00, as adjusted pursuant to the terms hereof.
     “Convertible Securities” means any convertible securities, warrants, options or other rights to subscribe for or to purchase or exchange for Common Shares.
     “Default Rate” means the lesser of (a) twelve percent (12%) percent per annum or (b) the maximum rate permitted by applicable law.
     “Designated Senior Indebtedness” means any and all amounts payable by the Company in respect of the OPIC Loan and the Working Capital Facilities.
     “Indebtedness” shall mean indebtedness of any kind.
     “OPIC Loan” means the loans made pursuant to the Loan Agreement between E.P. InterOil, Ltd. and Overseas Private Investment Corporation dated June 12, 2001, as amended and as the same may from time be further amended and restated, and all renewals, extensions or refundings, but not increases in the principal amount, thereof.
     “Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.
     “Preferred Shares” means the Series A Preferred Shares of the Company and any other shares of preferred stock of the Company convertible into Common Shares.
     “Principal Amount” shall refer to outstanding principal amount of this Debenture.
     “Principal Market” shall mean the American Stock Exchange, or if the Common Shares are not listed on the AMEX, then the New York Stock Exchange or the NASDAQ Stock Market, LLC if the Common Shares are traded thereon.
     “Securities Act” shall mean the U.S. Securities Act of 1933, as amended.
     “Senior Indebtedness” shall mean the principal of, premium (if any) and accrued and unpaid interest payable on or in connection with, and all fees, charges, expenses, reimbursement obligations, guarantees and other amounts payable under or in connection with (a) Indebtedness, in a principal amount at any time outstanding not to exceed $85,000,000, that is designated by its terms as senior to the Debentures and (b) the Designated Senior Indebtedness, in each case whether outstanding on the date hereof or hereafter created, incurred, assumed, or guaranteed by the Company. “Senior Indebtedness” shall not include (a) Indebtedness that expressly provides that such Indebtedness will not be senior in right of payment to the Debentures or expressly provides that such Indebtedness is on parity with or junior in right of payment to the Debentures, (b) Indebtedness of the Company to any shareholder, director, officer or employee of the Company or any subsidiary of the Company, (c) Indebtedness for trade payables or the deferred purchase price of goods, assets or materials purchased or services rendered in the ordinary course of business, (d) Indebtedness representing preferred stock obligations, or (e) liability for taxes. Notwithstanding the foregoing, if the Company is not liable for Indebtedness either directly or pursuant to a guarantee or other contingent obligation, such Indebtedness shall not be Senior Indebtedness.
     “Trading Day” shall mean a day on which there is trading on the Principal Market. In the event the Common Shares are not traded on the Principal Market, but continue to be traded on the Toronto Stock Exchange, Trading Day shall mean a day on which there is trading on the Toronto Stock Exchange.
     “Underlying Shares” means the Common Shares which may be issued upon conversion of, or otherwise under, the Debenture in accordance with the terms hereof and the Purchase Agreement.
     “VWAP” shall mean the daily volume weighted average price of Common Shares on the American Stock Exchange as reported by Bloomberg Financial L.P. (based on a trading day from 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time) using the “Volume at Price” function on the date in question. If the Common Shares are not traded on the American Stock Exchange, the VWAP shall mean the dollar volume-weighted average price of such security on the New York Stock Exchange Stock Exchange and if not so traded, the NASDAQ Stock Market, LLC and if not so traded, the Toronto Stock Exchange and if not so traded, in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City Time (or such other time as the Principal Market publicly announces is the official open of trading, or if applicable for the VWAP calculation, such time as the Toronto Stock Exchange publicly announces is the official opening of trading), and ending at 4:00:00 p.m., New York City Time (or such other time as the Principal Market publicly announces is the official close of trading, or if applicable, for the VWAP calculation, such time as the Toronto Stock Exchange publicly announces is the official close of trading) as reported by Bloomberg.
     “Working Capital Facilities” means (a) credit extended by BNP Paribas pursuant to the letter dated August 12, 2005 between BNP Paribas and E.P. InterOil, Ltd., as the same may from time be amended (including increasing the amount available for borrowing for working capital purposes) and restated, and all renewals, extensions, replacements, refundings, or other refinancings thereof, (b) reimbursement and similar agreements of the Company in respect of letters of credit issued in connection with the conduct of the business of the Company and its subsidiaries, and (c) any credit or similar agreement pursuant to which credit is extended for working capital purposes.

     The following terms and conditions shall apply to this Debenture:
Section 1. Payments of Principal and Interest.
Accrued interest on this Debenture shall be paid semi-annually in arrears, on May 9 and November 9 of each year, commencing on November 9, 2008, or if such date is not a Business Day, on the next succeeding Business Day (each such payment date, an “Interest Payment Date”). Interest on the Debenture will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the Original Issue Date. Subject to the terms hereof, with respect to the first four Interest Payment Dates, the initial Holder shall have the option to have interest paid by the Company in cash or Common Shares, and thereafter (and at all times with respect to transferees of the initial Holder other than Affiliates), the Company shall, at its option, have the right to pay interest on each Interest Payment Date either in cash or Common Shares, or a combination thereof. In order to exercise its right to pay interest in Common Shares, (A)(i) the Common Shares to be paid as interest shall be freely tradable pursuant to a effective registration statement or by non-affiliates pursuant to Rule 144 (or any successor or similar provision thereto) and (ii) the Common Shares shall be listed on a Principal Market, the Toronto Stock Exchange or another national trading market and (B) the Company shall deliver to all the Holders of Debentures a written irrevocable notice in the form of Exhibit B-1 attached hereto electing to pay such interest on such Interest Payment Date in Common Shares or a combination of cash and Common Shares (“Company Interest Election Notice”). In order to exercise its right to receive interest in Common Shares, an initial Holder shall deliver to the Company a written irrevocable notice in the form of Exhibit B-2 attached hereto electing to receive such interest on such Interest Payment Date in Common Shares or a combination of cash and Common Shares (a “Holder Interest Election Notice”, and together with a Company Interest Election Notice, an “Interest Election Notice”). Such Interest Election Notice shall be delivered at least 10 calendar days prior to the applicable Interest Payment Date but no more than 60 calendar days prior to such Interest Payment Date (the date of such notice being hereinafter referred to as the “Interest Notice Date”). If the Company is electing to pay (or if the initial Holder is electing to receive) a combination of cash and Common Shares it shall specify the percentages of cash and Common Shares in the Interest Election Notice. If the Company elects to repay any interest in Common Shares, the number of such shares to be issued for such Interest Payment Date shall be the number determined by dividing (x) amount of interest by (y) the VWAP for the ten consecutive Trading Days immediately before such Interest Payment Date. No fractional Common Shares shall be issued and the number of Common Shares to be issued will be rounded down to the nearest whole number of Common Shares. The holder of this Debenture shall be entitled to a cash payment representing the amount of interest in respect of such fractional Common Share which would otherwise be issuable. If such Interest Election Notice is not delivered within the prescribed period set forth above, then such payment shall be paid in cash. If the Holder does not receive the requisite number of Interest Shares within the three Trading Day period following the Interest Payment Date, the Company shall (a) if the Holder is required by its broker to purchase (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Interest Shares which the Holder anticipated receiving upon such interest payment, then (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (excluding brokerage commissions) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (A) the number of Interest Shares that the Company was required to deliver to the Holder in connection with the exercise at issue by (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either pay in cash the full amount of the interest due or deliver to the Holder the number of Interest Shares that would have been issued had the Company timely complied with its delivery obligations hereunder, and (b) if the Holder so requests, then deem the election (whether by the Company or the Holder) to be cancelled and shall pay the full amount of interest due hereunder (together with any Default Interest) or such portion as the Holder specified is to be paid in cash instead of Interest Shares within five Business Days of such request by the Holder.
All holders of Debentures must be treated equally with respect to such payment of interest in Common Shares.
All payments of interest by the Company hereunder (but not including any deemed interest arising under the Income Tax Act (Canada) on a mandatory or elective conversion of the Debenture into Common Shares) shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under Part XIII of the Income Tax Act (Canada) or any similar provision of the laws of a Province (collectively referred to as “Part XIII Taxes”). If the Company shall be required to deduct any Part XIII Taxes from or in respect of any deemed interest arising under the Income Tax Act (Canada) on a mandatory or elective conversion of the Debenture into Common Shares, the Company shall do so and shall remit the same to the relevant governmental authority within the time required. If the Company shall be required to deduct any Part XIII Taxes from or in respect of any interest payable hereunder to the Holder (but not including any deemed interest arising under the Income Tax Act (Canada) on a mandatory or elective conversion of the Debenture into Common Shares) , (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “make-whole amount”) to ensure that after making all required deductions (including deductions applicable to the make-whole amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the relevant governmental authority within the time required. Any reference in this Debenture to any payment shall be deemed to also refer to any additional amount described above.
Section 2. Seniority.
          (a) The Company covenants and agrees, and each Holder of a Debenture, by his acceptance thereof, likewise covenants and agrees, for the benefit of the holders, from time to time, of Senior Indebtedness, that, to the extent and in the manner hereinafter set forth in this Section, the Indebtedness represented by the Debenture and the payment of the principal of (and premium, if any, on) and interest on each and all of the Debentures are hereby expressly made subordinate and subject in right of payment as provided in this Section to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of hereof or thereafter created, incurred, assumed or guaranteed; provided, however, that the Debentures, the Indebtedness represented thereby and the payment of the principal of (and premium, if any, on) and interest on the Debentures in all respects shall rank equally with, or prior to, all existing and future unsecured Indebtedness of the Company that is subordinated to Senior Indebtedness.

          (b) In the event of any bankruptcy, insolvency or liquidation proceeding with respect to the Company, upon any distribution of assets or other property of the Company or payment on behalf of the Company with respect to the Debentures:
               (i) the holders of Senior Indebtedness shall be entitled to receive payment in full of such Senior Indebtedness in cash (or other payment satisfactory to the holders of Senior Indebtedness), or provision must be made for such payment, before the Holders of the Debentures are entitled to receive any direct or indirect payment or distribution of any kind or character, whether in cash, property or securities on account of principal of (or premium, if any, on) or interest on the Debentures or on account of the purchase or redemption or other acquisition of Debentures (including pursuant to a Change of Control); and
               (ii) any direct or indirect payment or distribution of assets or other property of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, or which the Holders would be entitled but for the provisions of this Section shall be paid by the Company or by any liquidating trustee or agent or other Person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; and
               (iii) in the event that, notwithstanding the foregoing provisions of this Section 2, the Holder of any Debenture shall have received any payment or distribution of assets or other property of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, in respect of principal of (and premium, if any, on) or interest on the Debenture before all Senior Indebtedness is paid or provided for in full in cash (or other payment satisfactory to the holders of Senior Indebtedness), then and in such event such payment or distribution shall be received and held in trust for and shall be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other Person making payment or distribution of assets of the Company, to the extent necessary to pay all Senior Indebtedness in full, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.
          (c) Upon (i) the occurrence of an event of default on any Senior Indebtedness and (ii) delivery to Holder of written notice of such occurrence (the “Default Notice”), then no payment or distribution of any properties of the Company of any kind or character shall be made by the Company on account of principal of (or premium, if any, on) or interest on the Debentures or on account of the purchase or redemption or other acquisition of Debentures; provided, however, that the Company may resume payments and distributions in respect of the Debentures upon the earlier of (x) such event of default shall have been cured or waived in writing or shall have otherwise ceased to exist or such Senior Indebtedness shall have been paid in full or otherwise discharged, or (y) the expiration of 179 days from the date of the delivery to Holder of the Default Notice, if the maturity of such Senior Indebtedness has not been accelerated (a “Blockage Period”). Blockage Periods shall not be in effect for more than

179 days during any 360 consecutive days. Nothing in the foregoing shall be construed to prohibit: (i) the issuance of any Common Shares to Holder upon conversion or as payment of interest; or (ii) the accrual of any interest or other amounts due pursuant to the terms of this Debenture.
          (d) In the event that, notwithstanding the foregoing, the Company shall make any payment to the Holder of any Debenture prohibited by the foregoing provisions of this Section, then and in such event such payment shall be paid over and delivered forthwith to the Company.
          (e) So long as the provisions of Section 2(b), 2(c) or 2(d) do not apply, the Company shall make, and the Holder shall have the right to receive, all regularly scheduled payments of principal and interest on the Debentures, including payments on the Maturity Date, and all redemption, indemnification and other payments required to be made by the Company under this Debenture.
Section 3. Conversion.
          (a) Conversion Right. Subject to the terms hereof and restrictions and limitations contained herein, the Holder shall have the right, at Holder’s option, at any time and from time to time to convert the outstanding Principal Amount under this Debenture in whole or in part by delivering to the Company a fully executed notice of conversion in the form of conversion notice attached hereto as Exhibit A (the “Conversion Notice”), which may be transmitted by facsimile.
          (b) Common Shares Issuance Upon Conversion.
               (i) Conversion Date Procedures. Upon conversion of this Debenture pursuant to Section 3(a) above, the outstanding Principal Amount hereunder shall be converted into such number of fully paid, validly issued and non-assessable Common Shares, free of any liens, claims and encumbrances, as is determined by dividing the outstanding Principal Amount being converted by the Conversion Price. The date of any Conversion Notice hereunder shall be referred to herein as the “Conversion Date”. No payment or adjustment shall be made at the time of conversion on account of interest accrued on the Debenture surrendered for conversion from the Interest Payment Date preceding conversion. Rather, such interest shall be paid in full to the holder at the time of the delivery of Common Shares. The Debenture shall be deemed to have been converted immediately prior to the close of business on the Conversion Date, and at such time the rights of the Holder of the Debenture or portion thereof converted shall cease, and the Holder shall be treated as a Holder of Common Shares at such time. If a conversion under this Debenture cannot be effected in full for any reason, or if the Holder is converting less than all of the outstanding Principal Amount hereunder pursuant to a Conversion Notice, if the Holder so elects, the Company shall promptly deliver to the Holder a Debenture for such outstanding Principal Amount as has not been converted if this Debenture has been surrendered to the Company for partial conversion. The Holder shall not be required to physically surrender this Debenture to the Company upon any conversion hereunder unless the full outstanding Principal Amount represented by this Debenture is being converted or repaid. The Holder and the Company shall maintain records showing the outstanding Principal Amount so converted and repaid and the dates of such conversions or repayments or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Debenture upon each such conversion or repayment.
               (ii) Stock Certificates. The Company will deliver to the Holder not later than 3 Trading Days after the Conversion Date, a certificate or certificates (such delivery may be made in electronic form as permitted by the Depository Trust Company), representing the number of Common Shares being acquired upon the conversion of this Debenture. If in the case of any conversion hereunder, such certificate or certificates are not delivered to or as directed by the Holder by the third Trading Day after the Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Company shall immediately return this Debenture tendered for conversion. If the Company fails to deliver to the Holder such certificate or certificates (or shares through DTC) pursuant to this Section 3(b) in accordance herewith (and the Holder has not rescinded such conversion), prior to the third Trading Day after the Conversion Date, the Company shall, if the Holder is required by its broker to purchase (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares being acquired upon the conversion of this Debenture, then pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (excluding brokerage commissions) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (A) the number of Common Shares being acquired upon the conversion of this Debenture by (B) the price at which the sell order giving rise to such purchase obligation was executed.
          (c) Mandatory Conversion.
               (i) If (A) the daily VWAP of the Common Shares has been at or above $32.50 (the “Trigger Price”) for at least 15 consecutive Trading Days (any such 15 Trading Day period being a “Trigger Period”), (B) the Common Shares to be received upon conversion are freely tradable pursuant to a effective registration statement or by non-affiliates pursuant to Rule 144 (or any successor or similar provision thereto) and (C) the Common Shares are listed on a Principal Market, the Toronto Stock Exchange or another national trading market, then the Company shall have the right to require the Holder to convert this Debenture in whole, as set forth and subject to the conditions set forth below; provided that this election must apply to all Debentures equally.
               (ii) To exercise its right to require the Holder to convert this Debenture following a Trigger Period, the Company must give to the Holder a written notice in the form attached hereto as Exhibit C (a “Mandatory Conversion Notice”) which notice must be given not later than the twentieth Trading Day after the end of any Trigger Period, which notice shall specify the date (the “Mandatory Conversion Date”) on which this Debenture shall be converted, which date shall be not less than 10 Trading Days nor more than 20 Trading Days from the date such notice is dispatched by the Company. On the Mandatory Conversion Date, (i) the outstanding Principal Amount hereunder shall be converted into such number of fully paid, validly issued and non-assessable Common Shares, as is determined by dividing the outstanding Principal Amount being converted by the then Conversion Price, (ii) any accrued and unpaid interest on this Debenture shall be paid in full, and (iii) the rights of the holders under the

Debentures shall cease and the Holder shall be treated for all purposes as having become an owner of Common Shares.
          (d) Conversion Price and Trigger Price Adjustments.
               (i) Stock Dividends, Splits and Combinations. If the Company or any of its subsidiaries, at any time while the Debentures are outstanding (A) shall pay a stock dividend or otherwise make a distribution or distributions on any equity securities (including instruments or securities convertible into or exchangeable for such equity securities) in Common Shares, (B) subdivide outstanding Common Shares or the Preferred Shares into a larger number of shares, or (C) combine outstanding Common Shares or the Preferred Shares into a smaller number of shares, then each of the Conversion Price and the Trigger Price shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Shares outstanding before such event (assuming conversion of the Preferred Shares) and the denominator of which shall be the number of shares of Common Shares outstanding after such event (assuming conversion of the Preferred Shares). Any adjustment made pursuant to this Section 3(d)(i) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.
               (ii) Distributions. If the Company or any of its subsidiaries, at any time while the Debentures are outstanding, shall distribute to all holders of Common Shares evidences of its indebtedness or assets or cash or rights or warrants to subscribe for or purchase any security of the Company or any of its subsidiaries (excluding those referred to in Section 3(d)(i) above), then concurrently with such distributions to holders of Common Shares, the Company shall distribute to holders of the Debentures the amount of such indebtedness, assets, cash or rights or warrants which the holders of Debentures would have received had all their Debentures been converted into Common Shares at the Conversion Price immediately prior to the record date for such distribution.
               (iii) Other Corporate Events. Prior to the consummation of any recapitalization, reorganization, consolidation, merger, spin-off or other business combination (other than a Change of Control) pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Debenture at the Conversion Price, (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Common Shares had such Common Shares been held by the Holder upon the consummation of such Corporate Event or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holder of Common Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Debenture initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Shares) at a conversion ratio for such consideration commensurate with the Conversion Ratio. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder.

               (iv) Rounding of Adjustments. All calculations under this Section 3 or Section 1 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.
               (v) Notice of Adjustments. Whenever the Conversion Price and the Trigger Price are adjusted pursuant to Sections 3(d)(i) and (d)(iii) above, the Company shall promptly deliver to each holder of the Debentures, a notice setting forth the Conversion Price and the Trigger Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the automatic adjustment hereunder.
               (vi) Change in Control Transactions. If a Change in Control Transaction occurs, the Company shall notify the Holder of such Change in Control Transaction promptly, but in no event later than the fifth Trading Day following such Change in Control Transaction. If a Change in Control Transaction occurs, the Holder shall have the right, at its option, (A) to convert this Debenture, in whole or in part, at the Conversion Price in effect as of the day before the closing date of the Change in Control Transaction, into the shares of stock or other securities, cash and/or property, if any, receivable by holders of Common Shares following such Change in Control Transaction, or (B) to require the Company or its successor to redeem this Debenture in cash at 110% of the Principal Amount (plus accrued but unpaid interest). The Holder may exercise its rights by sending notice to the Company within 10 Trading Days following the receipt of the notice of the Change in Control from the Company. If Holder does not notify the Company of its election within such 10 Trading Days, the Holder shall be deemed to have waived its rights under this Section. If the Holder elects to convert all or a portion of this Debenture under clause (A) of this paragraph, the Company or its successor shall promptly deliver to the Holder the securities, cash and/or property to which the Holder is entitled and if the Holder elects to cause the redemption of the Debenture under clause (B) of this paragraph then the Company or its successor shall promptly, but in no event more than 10 Trading Days after such election, pay the redemption price to the Holder. In addition, if the Change of Control Transaction involves the issuance by the surviving company of securities, cash and/or property, in exchange for Common Shares, the Company shall make appropriate provision to ensure that this Debenture is convertible into such securities, cash and/or property based on the exchange ratio for the Common Shares in the Change of Control Transaction. This provision shall similarly apply to successive Change of Control Transactions.
               (vii) Other Events. If any event occurs of the type contemplated by the provisions of this Section 3(d) but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Conversion Price and the Trigger Price so as to protect the rights of the Holder under this Debenture; provided however, that any such adjustment will be subject to the approval of the Toronto Stock Exchange and provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 3(d).
               (viii) Notice of Certain Events. If:
                    (A) the Company shall declare a dividend (or any other distribution) on its Common Shares; or

                    (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Shares; or
                    (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or
                    (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share of exchange whereby the Common Shares are converted into other securities, cash or property; or
                    (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company;
then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be mailed to the Holder at its last address as it shall appear upon the books of the Company, on or prior to the date notice to the Company’s stockholders generally is given, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their shares of Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.
          (e) Reservation and Issuance of Underlying Securities. The Company shall at all times reserve and keep available out of its authorized and unissued Common Shares solely for the purpose of issuance upon conversion of this Debenture, free from preemptive rights or any other actual contingent purchase rights of Persons other than the holders of the Debentures, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all Debentures. The Company covenants that all Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid, nonassessable and freely tradable, other than transfer restrictions of applicable securities laws.
          (f) No Fractions. Upon a conversion hereunder the Company shall not be required to issue share certificates representing fractions of Common Shares, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing price of a Common Shares at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole Common Share.
          (g) Charges, Taxes and Expenses. Issuance of certificates for Common Shares upon the conversion of this Debenture (including repayment in stock) shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Common Shares are to be issued in a name other than the name of the Holder, this Debenture when surrendered for conversion shall be accompanied by an assignment form; and provided further, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any such transfer.
          (h) Cancellation. After all of the Principal Amount and accrued but unpaid interest have been paid in full or converted into Common Shares, this Debenture shall automatically be deemed canceled and the Holder shall promptly surrender the Debenture to the Company at the Company’s principal executive offices.
          (i) Notices Procedures. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by confirmed facsimile, or by a nationally recognized overnight courier service to the Company at the facsimile telephone number or address of the principal place of business of the Company as set forth in the Purchase Agreement. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or by a nationally recognized overnight courier service addressed to the Holder at the facsimile telephone number or address of the Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed delivered (i) upon receipt, when delivered personally, (ii) when sent by facsimile, upon receipt if received on a Business Day prior to 5:00 p.m. (Eastern Time), or on the first Business Day following such receipt if received on a Business Day after 5:00 p.m. (Eastern Time) or (iii) the next Business Day after timely delivery to a nationally recognized overnight courier service.
Section 4. Defaults and Remedies.
          (a) Events of Default. An “Event of Default” is: (i) a default in payment of the principal amount; (ii) a default in the payment of any accrued and unpaid interest which default continues for 10 days; (iii) failure to convert any portion of the principal amount of the Debenture in accordance with its terms following exercise by the Holder of the right to convert the Debenture which default continues for 15 days; (iv) a failure by the Company to comply with any of its other material obligations under this Debenture or the Purchase Agreement, and such failure continues for 15 days; (v) the suspension from trading or failure of the Common Shares to be listed on the Principal Market or other national trading market for a period of five consecutive days or for more than an aggregate of 10 days in any 365-day period; (vi) any payment default after any cure period under, or acceleration prior to maturity of, any instrument under which there may be issued or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries in excess of $10,000,000 or for money borrowed the repayment of which is guaranteed by the Company or any of its subsidiaries in excess of $10,000,000, whether such indebtedness or guarantee now exists or shall be created hereafter; (vii) a final judgment or judgments for the payment of money aggregating in excess of $25,000,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within 60 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the $25,000,000 amount set forth above; or (viii) if the Company is subject to any Bankruptcy Event (as defined below).
     “Bankruptcy Event” means any of the following events: (a) the Company commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company; (b) there is commenced against the Company any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Company makes a general assignment for the benefit of creditors; or (f) the Company fails to pay, or states that it is unable to pay, its debts generally as they become due.
          (b) Remedies. If an Event of Default occurs and is continuing with respect to any of the Debentures, the Holder may declare all of the then outstanding Principal Amount of this Debenture and all other Debentures held by the Holder, including any interest due thereon, to be due and payable immediately in cash, except that in the case of an Event of Default arising from events described in clause (viii) of Section 4(a), this Debenture shall become due and payable without further action or notice. In the event of an acceleration, the amount due and owing to the Holder shall be 105% of the Principal Amount of the Debentures held by the Holder (plus all accrued and unpaid interest, if any). The Company shall pay interest on such amount in cash at the Default Rate to the Holder if such amount is not paid within 15 days of Holder’s request. The remedies under this Debenture shall be cumulative.
Section 5. Consent Rights. So long as any Debentures remain outstanding, without the consent of not less that a majority in principal amount of the then outstanding Debentures, the Company shall not:
          (a) modify any provision of the Debentures such as to materially and adversely affect the Holders of Debentures, as a class (and additionally the Company shall obtain the prior written consent of any Holder disproportionately adversely affected by any such modification);
          (b) amend the Company’s certificate of incorporation or by-laws (whether by merger, consolidation or otherwise) in any material respect (provided, however, this provision shall not apply to a Change in Control Transaction or the issuance of a series of preferred stock);
          (c) effect a liquidation or reincorporation of the Company, or a recapitalization, reorganization, consolidation, merger, spin-off or other business combination or a sale or other transfer of all or substantially all of the Company’s assets;
          (d) create a new plan or arrangement for the grant of stock options or the issuance of restricted stock, including increasing the number of shares available under such a plan or arrangement, except for any of the foregoing which relates to the issuance or potential issuance of not more than 750,000 Common Shares;
          (e) engage in transactions between the Company and any of its directors, officers or ten percent stockholders or any of their affiliates or amend, extend or waive the terms of any such existing transactions, except on terms approved by those Board members which are not parties to the said transaction, provided however that such approval shall not be required for actions required to be taken by the Company pursuant to the terms of this Debenture; and
          (f) pay or declare any dividend or distribution on any shares of the Company’s capital stock (except dividends payable solely in Common Shares or payable in respect of the Company’s Series A Convertible Preferred Stock), or apply any of the Company’s assets to the redemption or repurchase of the Company’s capital stock, or make any optional prepayments or redemptions (and, for the avoidance of doubt, regularly scheduled payments and redemptions shall not constitute optional prepayments or redemptions) of any Indebtedness of the Company or any of its subsidiaries, other than Senior Indebtedness.
Section 6. General.
          (a) Payment of Expenses. The Company agrees to pay all reasonable charges and expenses, including attorneys’ fees and expenses, which may be incurred by the Holder in successfully enforcing this Debenture and/or collecting any amount due under this Debenture.
          (b) Savings Clause. In case any provision of this Debenture is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Debenture will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum allowable under law.
          (c) Information. So long as there are any outstanding Debentures, the Company shall furnish the Holders copies of its annual and quarterly report, including a “Management’s Discussion and Analysis” (or a successor provision) that describes the Company’s consolidated financial condition and results of operations and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants. The Company shall be deemed to have satisfied the requirement to furnish the Holders such reports by filing the same with the Securities and Exchange Commission; provided, however, that if requested by a Holder in writing, the Company will transmit a copy to such Holder.
          (d) Assignment, Etc. The Holder may assign, transfer or pledge any portion of this Debenture, subject to compliance with applicable securities laws.

          (e) No Waiver. No failure or delay on the part of the Holder in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Holder at law or in equity or otherwise.
          (f) Governing Law; Jurisdiction.
                    (i) Governing Law. THIS DEBENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY PROVISION THEREOF THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.
                    (ii) Jurisdiction. The Company irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the Borough of Manhattan, State of New York, County of New York, over any suit, action, or proceeding arising out of or relating to this Debenture for the purposes of any suit, action or proceeding arising out of or relating to this Debenture and (ii) hereby waives, and agrees not to assert in any such suit action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.
                    (iii) No Jury Trial. The Company hereby waives its right to a jury trial.
          (g) Replacement Debentures. This Debenture may be exchanged by Holder at any time and from time to time for a Debenture or Debentures with different denominations representing an equal aggregate outstanding Principal Amount, as reasonably requested by Holder, upon surrendering the same. No service charge will be made for such registration or exchange. In the event that Holder notifies the Company that this Debenture has been lost, stolen or destroyed, a replacement Debenture identical in all respects to the original Debenture (except for registration number and principal amount, if different than that shown on the original Debenture), shall be issued to the Holder, provided that the Holder executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with the Debenture.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed as of May 9, 2008.

INTEROIL CORPORATION
By:
Name:
Title:

Signature Page to Convertible Debenture

EXHIBIT A
FORM OF CONVERSION NOTICE
(To be Executed by the Holder
in order to Convert a Debenture)
The undersigned hereby elects to convert the aggregate outstanding Principal Amount (as defined in the Debenture) indicated below of this Debenture into Common Shares, no par value (the “Common Shares”), of INTEROIL CORPORATION (the “Company”) according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

Conversion information:

Date to Effect Conversion

Aggregate Principal Amount of Debenture Being Converted

Number of Common Shares to be Issued

Conversion Price

The Principal Amount converted shall be applied as follows:

- to reduce any remaining Principal Amount due on the Maturity Date

Signature

Name

Address

Exhibit A

EXHIBIT B-1
FORM OF COMPANY INTEREST ELECTION NOTICE
To: [Holder at Holder’s Address]
     Pursuant to Section 1(a) of Debenture No.                     of INTEROIL CORPORATION (the “Company”) issued on May 9, 2008, we hereby notify you that the Company is irrevocably electing to pay the accrued interest due on the Interest Payment Date (as defined in the Debenture) which occurs on                     , 20                     (check one):

In full in Interest Shares within three (3) Trading Days following such Interest Payment Date.

In a combination of cash and Interest Shares within three (3) Trading Days following such Interest Payment Date in the following percentages:

% of cash

% of Interest Shares

INTEROIL CORPORATION
By:
Name:
Title:

Exhibit B-1

EXHIBIT B-2
FORM OF HOLDER INTEREST ELECTION NOTICE
To: InterOil Corporation
     Pursuant to Section 1(a) of Debenture No.                     of INTEROIL CORPORATION (the “Company”) issued on May 9, 2008, the undersigned is the initial Holder of such Debenture and hereby notifies you that the undersigned is irrevocably electing to receive the accrued interest due on the Interest Payment Date (as defined in the Debenture) which occurs on                     , 20                     (check one):

In full in Interest Shares within three (3) Trading Days following such Interest Payment Date.

In a combination of cash and Interest Shares within three (3) Trading Days following such Interest Payment Date in the following percentages:

% of cash

% of Interest Shares
        .

Name of Holder:
By:
Name:
Title:

Exhibit B-2

EXHIBIT C
FORM OF MANDATORY CONVERSION NOTICE
To: [Holder at Holder’s Address]
Pursuant to Section 3(c)(ii) of Debenture No.                     of INTEROIL CORPORATION issued on May 9, 2008, we hereby notify you that the Trigger Period (as defined in the Debenture) has occurred and we are irrevocably electing to convert the aggregate outstanding Principal Amount (as defined in the Debenture) of this Debenture into Common Shares, no par value (the “Common Shares”), of INTEROIL CORPORATION as of and on the Mandatory Conversion Date (as defined in the Debenture) which occurs on                     , 20                    .
On the Mandatory Conversion Date the outstanding Principle Amount shall be converted into                      Common Shares.

INTEROIL CORPORATION

By:

Name:

Title:

Exhibit C